wpdoc2/nsar/1999/138-77m-1999.doc
11/16/99
NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-4986

EXHIBIT - Item 77M:  Mergers


Pursuant to a Plan of Reorganization made by the Registrant on behalf its series Franklin Adjustable Rate Securities Fund ("Adjustable Rate Fund") and Franklin Adjustable U.S. Government Securities Fund ("Adjustable U.S. Fund"), the Adjustable U.S. Fund series of the Registrant acquired all of the assets the Adjustable Rate Fund series of the Registrant on May 6, 1999, in exchange solely for shares of beneficial interest of the Adjustable U.S. Fund and the distribution, pursuant to the Plan of Reorganization, of Adjustable U.S. Fund shares of beneficial interest to the shareholders of Adjustable Rate Fund.